Exhibit 18
August 24, 2009
Board of Directors
STRATTEC Security Corporation
3333 W Good Hope Road
Milwaukee, WI 53209
Dear Directors:
We are providing this letter solely for inclusion as an exhibit to STRATTEC Security Corporation’s (the “Company”) Form 10-K filing pursuant to Item 601 of Regulation S-K.
We have audited the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended June 28, 2009, as set forth in our report dated August 24, 2009. As stated in the notes to those financial statements, the Company changed its method of accounting for inventories from the LIFO method to the FIFO method. The notes also state management’s belief that the newly adopted accounting principle is preferable in the circumstances because it more accurately reflects the current cost of inventory on the Consolidated Balance Sheets, and the change allows for all inventories to have a consistent inventory costing method.
With regard to the aforementioned accounting change, it should be understood that authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method and, in expressing our concurrence below, we have relied on management’s business planning and judgment and on management’s determination that this change in accounting principle is preferable.
Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that the newly adopted method of accounting is preferable in the Company’s circumstances.
Very truly yours,

/s/ GRANT THORNTON LLP

GRANT THORNTON LLP